

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Jason Reid
Chief Executive Officer
Fortitude Gold Corporation
2886 Carriage Manor Point
Colorado Springs, CO 80906

> **Re: Fortitude Gold Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 333-249533**

Dear Jason Reid:

We have reviewed your October 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2022 letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Properties Overview, page 17

1. We have read the revisions proposed in your response to prior comment 2 to address the summary and individual property disclosure requirements. However, the maps associated with your material properties should utilize an easily recognizable coordinate system, such as a section, township and range, latitude/longitude, or UTM coordinates accurate to within one mile in your text, to comply with Item 1304(b)(1)(i) of Regulation S-K.

    In addition, you should provide a description of your infrastructure, to include sources of power and water, disclose the total cost or book value of each material property, and include a brief history of your properties if known, or a statement to clarify if these details are unknown, to comply with Item 1304(b)(1)(ii), (b)(2)(iii), and (b)(2)(iv) of Regulation

S-K. Please further revise as necessary to address the aforementioned guidance.

<u>Exhibit 96.1 Isabella Pearl</u>
<u>18.2 Life-Of-Mine Operating Costs, page ES-18</u>

2.   We note your response to prior comment 7 appears as part of your response to prior comment 6, and that your responses to prior comments 8 and 9 are identified as responses 7 and 8 in your letter. With regard to your answer to prior comment 7, regarding the excise tax calculation for 2022 in Table 18.2, and related Table 19-4 of Exhibit 96.1, please clarify how the 0.75% of total revenues in Table 19-4 corresponds to the gross revenues of $70,288,939, as the relationship appears to hold for 2023 and 2024.

The excise tax calculation for Table 18-2 and 18-3 appears to use the excise tax amount in Table 19-4 to calculate the LOM Operating Cash Cost per Tonne Processed and LOM Operating Cash Cost per Ounce Sold. Please coordinate with the qualified person to further revise or clarify these calculations in the Technical Report Summary.

 You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on your mineral property information.

 Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation